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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

          For the month of July 2003
                           ---------

                                  Kookmin Bank
                                  ------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             ------------------------------------------------------
                     (Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F
                                     -           -----

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----

          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----

          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No X
                                     -----    -

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   Kookmin Bank Issues Bond-Type Hybrid Tier 1 Securities in Overseas Markets

On July 4, 2003, the board of directors of Kookmin Bank has approved Kookmin Bank's issuance of bond-type Hybrid Tier 1 Securities in European and Asian markets for the purpose of diversifying its funding sources and improving its BIS capital adequacy ratio.

This issue amount will be part of the total issue limit of KRW1.3 trillion of the bond-type Hybrid Tier 1 Securities approved and disclosed on April 22, 2003.

..   Main Terms & Conditions of Hybrid Tier1 Securities Issue
    --------------------------------------------------------
  - Security type: Bond-type Hybrid Tier1 Securities
  - Amount:  Around US$500 million
  - Expected issue timing: July, 2003
  - Maturity: 30 years
            (possible renewal with the same terms & conditions, if not redeemed)
  - Interest rate: To be decided upon market interest rate on the date of issuance
  - Interest payment type: Non-cumulative
  - Call Option: Exercisable after 10 years from issuance date

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Kookmin Bank
                                           ----------------------
                                           (Registrant)



       Date: July 4, 2003                  By: /s/ Jong-Kyoo Yoon
                                           ----------------------

                                           (Signature)

                                           Name:  Jong-Kyoo Yoon
                                           Title: Executive Vice President &
                                                  Chief Financial Officer

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